Exhibit 99.37

Black Mammoth Metals Finds Extensive IP Zone at Cupz Gold Property, NV

BMM: TSX-V

VANCOUVER, BC, March 25, 2026 /CNW/ - Black Mammoth Metals Corporation (TSXV: BMM) (OTC: LQRCF) (“Black Mammoth” or the “Company”) is pleased to announce the results of a pole-dipole induced polarization (IP) survey with inversion model at the Company’s 100% owned Cupz Gold property (“Cupz” or the “Property”). The Company has also staked 33 federal lode claims on lands administered by the Bureau of Land Management (BLM) covering 275 hectares (681 acres). Cupz is accessed using a well-maintained county road and is located in the southern Walker Lane Mineral Belt within the Goldfield Hills in the historic Cuprite District, 22 km SW of Goldfield, NV.

The objective of the IP survey was to investigate a gravity anomaly (the “Gravity Low”) that may be caused by potentially dropped-down and preserved volcanic-hosted gold mineralization within the pediment. The near-surface rocks and alteration features exhibit significant silicification related to mafic/lamprophyre and felsic intrusive rocks (rhyolites). There is a known gold mineralized zone (the “Gold-Zone”) situated along a NW trending Gravity Low, which terminates abruptly at the NNE trending range-front fault where the bedrock is subsequently overlain by alluvium as illustrated in Figures 1 & 2. The east-west IP lines (5) were spaced 200m apart.

The IP survey results confirm a target area where significant overlapping resistivity and chargeability anomalies are situated within the Gravity Low area and along the extension of the NW trending Gold-Zone in the pediment.

The area of intersection between the Gold-Zone and the range-front fault is also of particular importance.

Figure 1 – Resistivity Depth Slice at a Depth of 50-100m with the Projected Gold-Mineralized Zone. (CNW Group/Black Mammoth Metals Corp)

Figure 2 – Chargeability Depth Slice at a Depth of 100-150m with the Projected Gold-Mineralized Zone. (CNW Group/Black Mammoth Metals Corp)

In addition to gold mineralization on the Property, silver, copper and lead rock chip sample assay values are significant with arsenic and antimony as pathfinder mineralization also located along the Gold-Zone. There is thought to be two overlapping mineralizing events at Cupz with gold and copper predominantly associated with the felsic dikes and a base metal dominant event postdating the felsic dikes.

The Company continues to refine drill targets at Cupz which may include other work-up activities.

Acquisition Terms (USD):

A finder’s fee of $12,000 USD was paid to a private vendor. The Company owns Cupz 100% with no royalties, share compensation or other terms in connection with the acquisition.

Black Mammoth continues to acquire non-core exploration interests in the western US, by purchase or staking.

About Black Mammoth Metals Corporation:

Since January 2024, Black Mammoth Metals has acquired a 100% interest in:

•	West Reveille Silver property, Nye County, NV.
•	Tom’s Pediment Gold-Silver property, Lander County, NV.
•	Mustang Gold-Silver property, Nye County, NV.
•	Ramsey Silver property, La Paz County, AZ.
•	Gallinas Rare Earth property, Lincoln County, NM.
•	Amador Silver property, Lander County, NV.
•	Big Bear Copper property, Gila County, AZ.
•	Zulu Gold property, Gila County, AZ.
•	Northern Star property, La Paz County, AZ.
•	Coal Canyon Gold property, Pershing County, NV.
•	Island Mountain Gold District (including Coleman Canyon, St. Elmo and Diamond Jim (Ag, Pb, Zn, Sb)), Elko County, NV.
•	Clover High-Grade Gold property, Elko County, NV.
•	Leadore Silver-Lead-Rare Earth Elements property, Lemhi County, ID.
•	East Reveille Gold property, Nye County, NV.
•	America Mine Gold property, San Bernardino, CA.
•	Quito Gold property, Lander County, NV.
•	South Ravenswood Gold District (including the Raven, and Happy Cat properties) Lander County, NV. (Happy Cat was purchased prior to January 2024).
•	Callaghan Gold District (including North Callaghan, Charlie, Cottonwood and Rast properties),

Lander County, NV.

Black Mammoth also has a 100% interest in the Blanco Creek Gold property in the Elk Creek Mining District, central Idaho, which hosts three historic underground mines along 3,550 meters (11,644 feet) of strike on the north-east trending regional Blanco Shear Zone.

Mark J. Abrams, CPG #11451, a Qualified Person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and director of Black Mammoth, has reviewed and approved the technical content in this release. On behalf of the board,

“Dustin Henderson”

Dustin Henderson, BBA

President & CEO

Website: www.blackmammothmetals.com

This press release contains forward-looking statements and forward-looking information (collectively, “forward looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are typically identified by words such as believe, expect, anticipate, intend, estimate, postulate and similar expressions or are those which, by their nature, refer to future events. Although the Company believes that such statements are reasonable, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements. Trading in the securities of the Company should be considered highly speculative. All the Company’s public disclosure filings may be accessed via www.sedarplus.ca and readers are urged to review these materials, including any technical reports filed or disclosed on the Company’s website related to the Company’s mineral properties.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Black Mammoth Metals Corp

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For further information: Black Mammoth Metals Corporation, Phone: 604 347 9101, Email: blackmammothmetals@gmail.com

CO: Black Mammoth Metals Corp

CNW 09:00e 25-MAR-26